

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2009

Via U.S. Mail and Fax
Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100140
.

> **RE:** **China Telecom Corporation Limited**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 24, 2009**
> **File No. 001-31517**

Dear Mr.Wang Xiaochu:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director